Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,
	2013 (1)	2012

(Loss) income from continuing operations before income tax	$(186,624)	$78,854

Add:
Fixed charges	160,769	151,835
Amortization of capitalized interest	10,305	6,632

Less:
Interest capitalized	23,620	40,572
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—
(Losses) earnings as adjusted	$(39,170)	$196,749

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$109,852	$88,613
Interest capitalized	23,620	40,572
Portion of rent expense representative of interest (30%)	27,297	22,650
Fixed charges	$160,769	$151,835

Ratio of earnings to fixed charges	—	1.30

(1) Due to our loss from continuing operations before income tax for the three months ended March 31, 2013, the ratio coverage was less than 1:1 for this period. We would have needed to generate approximately an additional $200.0 million in income from continuing operations before income tax to achieve coverage of 1:1 for the three months ended March 31, 2013.